September 2, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Attn: Re:	Mr. Terry French NETTEL HOLDINGS, INC. RESPONSE TO COMMENT LETTER DATED JULY 17, 2008 REGARDING FORM 10-KSB FOR THE YEAR DECEMBER 31, 2007. File No. 0-26307

Dear Mr. French,

     This letter is in response to your comment letter dated July 17, 2008 regarding certain inadequate disclosures in NETTEL HOLDINGS, INC.’s (the ‘Company’) Form 10-KSB for the year December 31, 2007 filed on May 14, 2008.

     The Company’s management is of the opinion that its failure to perform or complete its report on internal control over financial reporting does not impact its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year covered by the report. The disclosure has been revised to reflect the management’s opinion regarding its internal control over financial reporting.

In connection to responding to your comments, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you require any other information or amendments to the disclosure, please contact us immediately. Thank you.

Very Truly Yours,
NETTEL HOLDINGS, INC.

/s/ Michael Nguyen
Michael Nguyen
President and Chief Financial Officer